Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Issuance of US$100 Million of 8.875% senior notes due 2020

BEIJING, December 1, 2017 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and in other countries, today announced the closing of its additional offering of US$100,000,000 in aggregate principal amount of 8.875% senior notes due 2020 (the “Notes”). The Notes are the same series as, and will be fungible with, the Company’s outstanding $200,000,000 principal amount of 8.875% senior notes due 2020 issued on November 22, 2017. The Notes are guaranteed by certain of Xinyuan's subsidiaries and secured by a pledge of the capital stock of certain of Xinyuan's subsidiaries.

The Notes were offered outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release does not constitute an offer to sell the Notes, nor a solicitation for an offer to purchase the Notes in the U.S. or any other jurisdiction.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2016. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Joe Xu

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

William Zima

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com